100-1001 Churchill Crescent
North Vancouver, British Columbia
Canada V7P 1P9

Tel: 604-980-6693 Fax: 604-980-6675
[Missing Graphic Reference]
VITASTI, INC.

August 5, 2005

VIA EDGAR & FACSIMILE TO (202) 772-9209
Wilson K. Lee
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

    RE:        Vitasti, Inc. File No. 000-26673
          Comment letter dated July 18, 2005

Dear Mr. Lee:

On behalf of Vitasti, Inc. (“Vitasti” or the “Company”), please be advised that I am in receipt of your letter dated July 18, 2005 with respect to the SB-2 Registration Statement filed by the Company on July 1, 2005.

Please accept this letter in lieu of a more formal response to each comment set forth in your letter. The questions in your letter have been restated prior to our response for ease of reference.

Financial Statements and Notes

General

1. Advise us what consideration you gave to including the prior year comparative information for the transition period. Reference is made to the Commission’s Release No. 33-6823.

The Company’s understanding was that in a transition to a different fiscal year end no period presented can exceed 12 months. The comparative financial statements used were those of previous filings.

Report of Independent Registered Public Accounting Firm

2. Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

We confirm that we have received a manually signed audit opinion from the independent registered public accounting firm and this has been filed in the records of the Company to be retained for a minimum of five years.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition

3. We note revenue from products sold are recognized when the sale is made. Define what determines when a sale is made and tell us how this indicates delivery has occurred in accordance to the criteria established for revenue recognition in SAB 104.

A sale is made when a customer enters one of our stores and pays for the selected items either with cash, check or credit card. At this point persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and collectibility is reasonably assured in accordance with SAB 104.

Note 2 - Acquisition of Business

4. Tell us how you evaluated paragraphs 15-17 of SFAS 141 in determining your company was the accounting acquirer.

When the Company looked at this transaction it had an operating business at the time (the golf segment). The objective of the asset acquisition was diversification. In it’s consideration for the accounting of the purchase of the assets of Low Carb Centre, Inc., Low Carb Centre Bakery, Inc. and McNabb and Associates, Inc. (collectively “LCC”), the Company determined this was an acquisition of only the assets of these companies. This view is supported by the fact that the Company did not assume any of the operating liabilities of any of these companies. This view is also supported by the fact that the three companies continue to exist and operate after this transaction.

5. We note that you filed the financial statements of LCC in a Form 8-K/A for the year ended December 31, 2003. Please advise us how you evaluated Item 310(c)(3) in determining this met the financial statement requirements for a significant business acquisition.

The assets of three legally separate businesses were acquired; Low Carb Centre, Inc., Low Carb Centre Bakery, Inc. and McNabb and Associates, Inc. (collectively “LCC”). All three of the businesses are owned and managed by Tammy-Lynn McNabb. Due to common control and management, the assets of the three were combined and considered “related businesses” and treated as a single business for the purpose of determining their significance and the number of fiscal years for which financial statements must be provided in accordance with the requirements of 310(c)(3).

The combined assets acquired from LCC exceeded 40% of the Company’s consolidated total assets; therefore, the requirements of 310(c)(3) applied and financial statements for both the current fiscal year and the fiscal year preceding the latest fiscal year were required. With an inception date in 2003 this is the only year that is applicable.

Note 4 - Stock-Based Compensation

6. The Company recognized $1.8 million in compensation expenses related to the issuance of common stock for services and expenses. In addition, for the year ended May 31, 2004, the Company issued 950,000 stock options to consultants of the Company. Tell us the nature of these transactions and how you considered the guidance in EITF 96-18 in determining the appropriate accounting and valuation of these equity instruments.

In an effort to finance the Company and establish a viable business plan, the Company employed several business consultants and financing advisors to whom shares of the Company stock were issued in exchange for services rendered. Consistent with EITF 96-18 the Company determined that the appropriate measurement date for shares issued for compensation was the grant date of those shares because that was the effective date at which the recipients’ commitment for performance to earn the equity instruments was reached. The common stock received by the consultants was considered earned as of the grant date (or issuance) and no future services were required. The Company determined that the more reliably measurable value of the equity instruments was the quoted closing price of the shares on the date the shares were granted.

On behalf of the Company, please be further advised that the Company hereby acknowledges the following:

(1)	the Company is responsible for the accuracy and adequacy of the disclosures in the filings;
(2)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the commission from taking any action with respect to the filings; and
(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Thank you for your attention to this matter. To the extent that you have additional comments or concerns, please contact me directly or my attorneys, the Law Offices of Wade Huettel, Esq., at (619) 892-3006.

Very truly yours,

/s/ Tammy Lynn McNabb

Tammy-Lynn McNabb,
President & CEO

cc:        Wade Huettel, Esq.